

August 13, 2012

<u>Via E-mail</u>
Ms. Carol O'Leary
President & CEO
AER Advisors, Inc.
Drake Hill Commons
North Hampton, NH 03862

> **Re:** **China Medical Technologies, Inc.**
> **Amendment No. 7 to Schedule 13G**
> **Filed on May 7, 2012 by AER Advisors, Inc.**
> **Schedule 13D and Amendment No. 1 to Schedule 13D**
> **Filed on June 12, 2012 and June 20, 2012 by AER Advisors, Inc.**
> **File No. 005-81526**

Dear Ms. O'Leary:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. On May 7, 2012, you filed Amendment No. 7 to Schedule 13G, which disclosed an aggregate beneficial ownership as of April 24, 2012 of approximately 21% of the class of securities reported on. However, Rule 13d-1(f)(1) required you to file a Schedule 13D disclosing that your beneficial ownership exceeded 20% within 10 days of April 24, 2012. You did not file a Schedule 13D until June 12, 2012. Please confirm your understanding that the filing of the Schedule 13D at that late date did not and cannot cure past violations, and that the filing does not foreclose the Commission from taking any action in the future.

2.   Amendment No. 7 to Schedule 13G disclosed an aggregate beneficial ownership interest percentage of approximately 21% of the class as of April 24, 2012. Your initial Schedule 13D, however, disclosed an aggregate beneficial ownership interest of approximately 36%. Accordingly, it appears that you acquired additional securities of the class between the time that you acquired 20% or more of the class and the expiration of the tenth day from the date of the filing of your Schedule 13D. Rule 13d-1(f)(2)(ii) prohibited the acquisition of additional beneficial ownership interest in the class during that time period. Please provide us with an analysis of your compliance with Rule 13d-1(f)(2)(ii) with respect to this acquisition.

3.   Amendment No. 1 to Schedule 13D, filed on June 20, 2012, disclosed a further increase to approximately 42% of the class prior to the expiration of the tenth day from the date of the filing of your Schedule 13D. Please provide us with an analysis of your compliance with Rule 13d-1(f)(2)(ii) with respect to this acquisition.

4.   Please amend your filing so that it provides complete information required by Item 5(c) of Schedule 13D with respect to transactions in the class of securities since April 5, 2012, including (1) the identity of the person covered by Item 5(c) who effected the transaction, (2) the date of the transaction, (3) the amount of securities involved, (4) the price per share or unit, and (5) where and how the transaction was effected.

5.   Please amend your Schedule 13D to disclose any plans or proposals which you may have had which relate to or would result in any of the matters specified in Item 4 of Schedule 13D, including without limitation any Rule 13e-3 transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
   R. Daniel O'Connor, Esq.
   Ropes & Gray LLP